November 10, 2014

United States Securities and Exchange
Commission Division of Corporation
Finance
100 F Street, N.E.
Washington, DC
20549

Attention:  Justin Dobbie, Legal Branch Chief

Re:	Reraise Gaming Corporation Amendment No. 2 to Registration Statement on Form S-1 Filed October 28, 2014 File No. 333-195651

Ladies and Gentlemen:

This letter sets forth the responses of Reraise Gaming Corporation (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of November 7, 2014. Each numbered paragraph below responds to the comment having the same number in the November 7, 2014 comment letter.

Summary Information, page 4

Business, page 4

1.
We note your revised disclosure on page 4 regarding your portfolio of games, and we reissue our prior comment 3 in part. Please clarify whether all of these games are available on iTunes and the price of each game. In addition, please clarify in your disclosure, if true, the “all flop” is the game as “All Flop Holdem.”

We currently have our three games on Itunes for free as part of our business plan;

All Flop Hold’em  (All Flop)
Sin City Hold’em
Royal Hold.em

2.
We note your response to our prior comment 5 and reissue. On page 4, your state that you anticipate adding more games to your portfolio this year and next. Please quantify the number of card games you are currently developing or plan on purchasing, the expected date of completion of development or expected date of seeking games to purchase. To the extent you do not have a definitive timeline or specific number of games, please clarify that point.

We do not have an exact number of games we will add to our portfolio annually. This is based on the games available to us to purchase is unknown.  We are presented the opportunity to purchase games but not all games interest us for our portfolio. Once we do our analysis and purchase a game we will develop it into an Itune available download and do all the necessary patent application for the game

3.
We note your response to our prior comment 6 and reissue. Please disclose here the amount of funds necessary to complete you plan of operation and whether you have any current plans to raise such funds.

We estimate we will try to raise another $300,000 to execute our business plan. We plan on raising the $300,000 by returning to our original investors and seeking out new investors. We currently have no agreements with any broker/dealers or professional money raisers for the funds.  We have had preliminary discussions with current investors who have indicated making an additional investment once we obtain our symbol

Holders of Record, page 14

4.
Refer to our previous comment 9. Please specify the period in which the services for which the 2,000,000 shares issued were received. Please also tell us specifically when the expense related to these shares was recorded. Finally, please tell us how the liability for share issuance was recorded on your balance sheet as December 31, 2013.

Mr. Shinderman is currently still advising us on several issues as we grow. We do not have a time table with Mr. Shinderman as he is being paid for an ongoing relationship.
The expense related to the shares was recorded in the March 31 financials. The issuance was never recorded on the December 31, 2013 balance sheet because it was not necessary.

Business, page 21

5.
We note your response to our prior comment 12 and reissue in part. Please describe here whether you are currently offering your games for free. Please also describe your target market and how you plan to reach such.

We are currently offering our games at no charge to establish our brand and games and to gain a very important list of users for the future. Our target customer will be the individuals who will download our games for a fee in the future and brick and mortar casinos who will pay us a licensing fee for our games when they become table top games on the casino floor. The more individuals who download our games on line the more attractive it becomes for a casino to carry our games.

Certain Relationships and Related Transactions, page 26

6.	We note your revised disclosure on page 39 regarding your purchase of three newly developed poker games from a former officer of the company. Please revise to disclose the name of the former officer.

We have added Antonio Patelidas as the former Director who resigned.

Exhibit 4.1

7.
We note your response to our prior comment 18. Please tell us whether you believe there is a reasonable possibility that the private placement investors may seek a refund of their investments and the extent of which these claims could represent a liability.

Prior to closing out initial round of financing we contacted all our investors by telephone and alerted them we have not reached our minimum funding and we were going to continue with our business plan. Nobody that we spoke with objected to our plan or asked for their investment back. We do not anticipate any of our investors to ask for their money back. We are in constant communications with our investor and they are content with our progress.  During those conversations a couple of investors indicated an additional investment once we obtain our approval.